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                                                                    EXHIBIT 99.2



1. Increase of Sales exceeding 15% or more Compared with that of the Latest Fiscal Year

---------------------------------------------------------------------------------------------
                    Items                                  2004                   2003
---------------------------------------------------------------------------------------------
   Total Sales Amount(KRW)                          19,792,477,952,160     14,359,329,407,460
---------------------------------------------------------------------------------------------
 Increased Sales Amount (KRW)                                   5,433,148,544,700
---------------------------------------------------------------------------------------------
 - Ratio of Sales Increase(%)                                          37.8
---------------------------------------------------------------------------------------------

2. Increase of Operating Income exceeding 15% or more Compared with that of the Latest Fiscal Year

---------------------------------------------------------------------------------------------
                    Items                                  2004                   2003
---------------------------------------------------------------------------------------------
  Total Operating Profit Amount(KRW)                 5,053,728,138,653      3,058,533,941,634
---------------------------------------------------------------------------------------------
 Increased Operating Profit Amount (KRW)                        1,995,194,197,019
---------------------------------------------------------------------------------------------
 - Ratio of Operating Profit Increase(%)                               65.2
---------------------------------------------------------------------------------------------

3. Increase of Ordinary Income exceeding 15% or more Compared with that of the Latest Fiscal Year

---------------------------------------------------------------------------------------------
                    Items                                  2004                   2003
---------------------------------------------------------------------------------------------
   Total Ordinary Income Amount(KRW)                 5,230,513,805,877      2,663,862,767,914
---------------------------------------------------------------------------------------------
 Increased Ordinary Income Amount (KRW)                         2,566,651,037,963
---------------------------------------------------------------------------------------------
 - Ratio of Ordinary Income Increase(%)                                96.4
---------------------------------------------------------------------------------------------

4. Increase of Net Income exceeding 15% or more Compared with that of the Latest Fiscal Year

---------------------------------------------------------------------------------------------
                    Items                                  2004                   2003
---------------------------------------------------------------------------------------------
  Total Net Income Amount(KRW)                       3,826,015,648,458      1,980,572,153,105
---------------------------------------------------------------------------------------------
 Increased Net Income Amount (KRW)                              1,845,443,495,353
---------------------------------------------------------------------------------------------
 - Ratio of Net Income Increase(%)                                     93.2
---------------------------------------------------------------------------------------------

5.   Finance Performance Compared with that of the Latest Fiscal Year

---------------------------------------------------------------------------------------------
                    Items                                  2004                   2003
---------------------------------------------------------------------------------------------
Total Asset                                         21,367,060,180,023     18,406,599,888,114
---------------------------------------------------------------------------------------------
Total Liabilities                                    5,257,216,366,438      5,448,602,461,674
---------------------------------------------------------------------------------------------
Common Stock                                           482,403,125,000        482,403,125,000
---------------------------------------------------------------------------------------------
Total Shareholders' Equity                          16,109,843,813,858     12,957,997,426,440
---------------------------------------------------------------------------------------------
Ratio of Total Shareholders' Equity/Common Stock               3,339.5                2,686.1
---------------------------------------------------------------------------------------------

6. Sales, Operation Income, Ordinary Income and Net Income increased due to the Sales Volume and the high product price.

7.   Date of Board Resolution : January 13, 2005